SECOND-QUARTER 2019 RESULTS PRESENTATION

August 7, 2019



DISCLOSURES

Forward-Looking Statements

This presentation contains certain "forward-looking statements" regarding business strategies, market potential, future financial performance, the potential of our categories and brands, the estimated impact of tax reform on our results, litigation outcomes, our outlook for 2019, and our expectations, beliefs, plans, objectives, prospects, assumptions, or other future events. Forward-looking statements are generally identified by our use of forward-looking terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "seek", or "should", or the negative thereof or other variations thereon or comparable terminology. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans, expectations, assumptions, estimates, and projections of our management. Although we believe that these statements are based on reasonable expectations, assumptions, estimates and projections, they are only predictions and involve known and unknown risks, many of which are beyond our control that could cause actual outcomes and results to be materially different from those indicated in such statements.

Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including the factors discussed in our Annual Reports on Form 10-K and our Quarterly Reports on Form 10-Q, both filed with the Securities and Exchange Commission.

The assumptions underlying the guidance provided for 2019 include the achievement of anticipated improvements in end markets, competitive position, and product portfolio; stable macroeconomic factors; continued inflation in materials and freight; no changes in foreign currency exchange and tax rates; successful integration of recent acquisitions; and our future business plans. The forward-looking statements included in this release are made as of the date hereof, and except as required by law, we undertake no obligation to update, amend or clarify any forward-looking statements to reflect events, new information or circumstances occurring after the date of this release..

Non-GAAP Financial Measures

This presentation presents certain "non-GAAP" financial measures. The components of these non-GAAP measures are computed by using amounts that are determined in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A reconciliation of non-GAAP financial measures used in this presentation to their nearest comparable GAAP financial measures is included at the end of this presentation. The company provides certain guidance solely on a non-GAAP basis because the company cannot predict certain elements that are included in certain reported GAAP results, including the variables and individual adjustments necessary for a reconciliation to GAAP. While management is not able to specifically quantify the reconciliation items for forward-looking non-GAAP measures without unreasonable effort, the company expects these items to be similar to the types of charges and costs excluded from Adjusted EBITDA in prior periods. Management bases the estimated ranges of non-GAAP measures for future periods on its reasonable estimates of such factors as assumed effective tax rate, assumed interest expense, stock-based compensation expense, litigation expense, and other assumptions about capital requirements for future periods. The variability of these items may have a significant impact on our future GAAP financial results.

We use Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted EPS because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management believes Adjusted EBITDA and Adjusted EBITDA margin are helpful in highlighting trends because they exclude the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate, and capital investments. We use Adjusted EBITDA and Adjusted EBITDA margin to measure our financial performance and also to report our results to our board of directors. Further, our executive incentive compensation is based in part on Adjusted EBITDA. In addition, we use Adjusted EBITDA as calculated herein for purposes of calculating compliance with our debt covenants in certain of our debt facilities. Adjusted EBITDA should not be considered as an alternative to net income as a measure of financial performance or to cash flows from operations as a liquidity measure.

We define Adjusted EBITDA as net income (loss), adjusted for the following items: loss from discontinued operations, net of tax; equity of non-consolidated entities; income tax (benefit) expense; depreciation and amortization; interest expense, net; impairment and restructuring charges; gain on previously held shares of equity investment; (gain) loss on sale of property and equipment; share-based compensation expense; non-cash foreign exchange transaction/translation (income) loss; other non-cash items; and costs related to debt restructuring and debt refinancing. Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net revenues.

We present free cash flow because we believe it assists investors and analysts in determining the quality of our earnings. We also use free cash flow to measure our financial performance and to report to our board of directors. In addition, our executive incentive compensation is based in part on free cash flow. We define free cash flow as cash flow from operations less capital expenditures (including purchases of intangible assets). Free cash flow should not be considered as an alternative to cash flows from operations as a liquidity measure.

Adjusted net income represents net income adjusted for the after-tax impact of i) non-cash foreign currency (gains) losses, ii) impairment and restructuring charges, iii) one-time non-cash gains, iv) other non-recurring expenses associated with certain matters such as our initial public offering, secondary offering, mergers, and litigation. Adjusted EPS represents net income per diluted share adjusted to exclude the estimated per share impact of the same specifically identified items used to calculate adjusted net income as described above. Where applicable such items are tax-effected at our estimated annual effective tax rate.

Other companies may compute these measures differently. No non-GAAP metric should be considered as an alternative to any other measure derived in accordance with GAAP.

Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures.



INTRODUCTION

Gary Michel, President and CEO



KEY TAKEAWAYS

- Demonstrated progress on productivity initiatives and footprint rationalization and modernization projects

- Realized favorable price vs. cost inflation

- Delivered strong core adjusted EBITDA margin expansion in North America and Australasia despite volume headwinds

  ✓ North America +120 bps and Australasia +110 bps of core margin expansion

  ✓ Europe core margins down 130 bps

- Experienced weaker than expected demand environment in Q2, with a very soft June

  ✓ Australia housing market pullback accelerating

  ✓ North America new construction slower than expected in Q2

- Core adjusted EBITDA margin flat to prior year on 3% lower core revenue

- YTD Free Cash Flow improvement over prior year of $44.7M

- Revising full year outlook for 2019 to align with Q2 results and 2H demand expectations

EXECUTION CONTINUES TO IMPROVE DESPITE NEAR-TERM DEMAND HEADWINDS



SECOND QUARTER SUMMARY

Financial Summary

- Q2 net revenues decreased 4.6% driven primarily by 5% contraction from volume/mix and 3% FX headwind, partially offset by price

- Net income of $22.4 million, a decrease of $12.4 million

- Diluted EPS was $0.22 cents, down $0.10 cents compared to prior year; Adjusted EPS was $0.45

- Adjusted EBITDA of $127.6M with margins of 11.4%

- Core margin flat to prior year; improvement in North America and Australasia, down in Europe

- Free Cash Flow use of $20.6 million year to date improved $44.7 million vs. prior year driven by improved cash from operations

- Ended quarter at 3.2x net leverage

Capital Allocation

- Completed successful sale of CMD on May 24, 2019, approximately $25M of annual revenues

- Repurchased 252,621 shares of common stock in the second quarter for $5 million, at an average price of $19.77

- $105 million available under current authorization for additional share repurchases through December '19

**MARGINS IN LINE WITH EXPECTATIONS ON LOWER VOLUMES;
CASH FLOW CONTINUES TO IMPROVE**



MARKET UPDATE

North America – New Construction

- Single family new construction starts and permits lower than anticipated in 1H 2019

    - ✓ Q2 demand weaker than expected, particularly in June

    - ✓ Headwinds from both U.S. and Canada

    - ✓ No clear signals yet for meaningful acceleration in second half of 2019

North America – Repair & Remodel

- Mixed demand in 1H 2019, remain cautious in 2H

    - ✓ U.S. Census data shows 2nd quarter home improvement sales decelerated sequentially, (excluding seasonal Garden/Outdoor)

    - ✓ Signs of stabilization but not at the rate of growth as anticipated

Europe

- Overall demand environment was flat, but mixed based on region

    - ✓ North and Central regions represent majority of Europe for JELD-WEN and saw the weakest demand in Q2

    - ✓ UK and France markets outperforming the rest of the region

Australasia

- HIA now forecasts housing starts to decline by 17% in 2019 vs. previous expectations of 11% decline

    - ✓ Demand experienced sharp decline late in Q2

    - ✓ Further market deterioration expected to continue into 2H

EXPECTATIONS MODERATED FOR 2H ON DISAPPOINTING MARKET DEMAND IN Q2



GLOBAL FOOTPRINT RATIONALIZATION UPDATE

Objectives

- Leverage acquired assets and JEM tools to reduce global facility footprint and increase efficiency
  - ✓ Reduce complexity
  - ✓ Increase capacity
  - ✓ Improve service and customer satisfaction
  - ✓ Reduce costs
  - ✓ Improve profitability

Status Update

- Consolidation projects well underway across all three segments
- Several facility closures have been completed
- Incremental 30% of future actions have gone through review/approval process since February
- On-track to achieve ~$100M run rate annual savings by 2022

Global Facility Footprint Rationalization Plan (Square Feet in millions)


3.2M FT^2
3.2M FT^2
2.2M FT^2 Future Planned Actions 2020+
1.1M FT^2 2019 Actions in Progress
1.4M FT^2 2020+ Future Planned Actions To Be Approved
Additional Project Plans Finalized Feb '19 – July '19
1.1M FT^2 2019 Actions in Progress
Feb '19 Presentation Global Square Footage Target Reduction
July '19 Update Global Square Footage Target Reduction

SIGNIFICANT PROGRESS ON $100 MILLION FOOTPRINT RATIONALIZATION AND MODERNIZATION PROGRAM

NEW PRODUCT INTRODUCTION – COMPOSITE WINDOW

Auraline™ Composite Window



- Proprietary technology using JELD-WEN exclusive blend of materials

- Beauty of wood with durability of vinyl

- Integrated color resists scratches and never needs painting

- Composite offers better structural properties than vinyl

- Slimmer sight lines with more visible glass than other composite market alternatives

- Flexible solution for new construction and replacement projects

- 4Q 2019 limited launch in the West Coast; National expansion planned in 2020

CREATING PIPELINE FOR FUTURE CORE GROWTH THROUGH INNOVATION



FINANCIAL REVIEW

John Linker, Executive Vice President and CFO



Q2 2019 FINANCIAL SUMMARY

USD in millions

NET REVENUES

Core (3%)

$1,172.5   (4.6%) → $1,119.0

2Q18   2Q19

Adj. EBITDA

Core (3%)

$134.1   (4.9%) → $127.6

2Q18   2Q19

Adj. EBITDA Margin

Core FLAT

11.4%   0 bps →   11.4%

2Q18   2Q19

CORE MARGINS FLAT VS. PRIOR YEAR DESPITE LOWER REVENUES

Core excludes impact of FX and acquisitions completed in the last 12 months.



Q2 2019 NET REVENUES WALK

	JELD-WEN	North America	Europe	Australasia
Q2 2019				
Pricing	2%	3%	2%	0%
Volume/Mix	(5%)	(6%)	(2%)	(11%)
Core Growth	**(3%)**	**(3%)**	**0%**	**(11%)**
Acquisitions	1%	2%	0%	0%
FX	(3%)	(0%)	(6%)	(6%)
Total	**(4.6%)**	**(0.7%)**	**(5.7%)**	**(16.8%)**
YTD 2019				
Pricing	2%	4%	1%	0%
Volume/Mix	(4%)	(6%)	(0%)	(8%)
Core Growth	**(2%)**	**(2%)**	**1%**	**(8%)**
Acquisitions	6%	8%	3%	5%
FX	(3%)	(1%)	(7%)	(7%)
Total	**0.5%**	**5.3%**	**(3.2%)**	**(9.7%)**

Q2 CORE REVENUES DOWN 3%;
POSITIVE PRICE OFFSET BY VOLUME/MIX



NORTH AMERICA SEGMENT PERFORMANCE

USD in millions

NET REVENUES

Core (3%)

(0.7%)

2Q18	2Q19
$673.2	$668.4

Adj. EBITDA

Core +7%

9.7%

2Q18	2Q19
$79.8	$87.5

Adj. EBITDA Margin

Core +120 bps

130 bps

2Q18	2Q19
11.8%	13.1%

STRONG CORE MARGIN EXPANSION CONTINUES IN NORTH AMERICA

Core excludes impact of FX and acquisitions completed in the last 12 months.



EUROPE SEGMENT PERFORMANCE

USD in millions

NET REVENUES

Core Flat

$318.7 → (5.7%) → $300.4

2Q18   2Q19

Adj. EBITDA

Core (11%)

$37.1 → (21.8%) → $29.0

2Q18   2Q19

Adj. EBITDA Margin

Core (130 bps)

11.6% → (190 bps) → 9.7%

2Q18   2Q19

POSITIVE PRICING REALIZATION OFFSET BY FX, VOLUME/MIX, AND INEFFICIENCIES

Core excludes impact of FX and acquisitions completed in the last 12 months.



AUSTRALASIA SEGMENT PERFORMANCE

USD in millions

NET REVENUES

Core (11%)

$180.6 (2Q18)

(16.8%)

$150.2 (2Q19)

Adj. EBITDA

Core (3%)

$24.1 (2Q18)

(11.9%)

$21.3 (2Q19)

Adj. EBITDA Margin

Core +110 bps

13.4% (2Q18)

+80 bps

14.2% (2Q19)

CORE MARGIN EXPANSION DESPITE SIGNIFICANT MARKET HEADWINDS

Core excludes impact of FX and acquisitions completed in the last 12 months.



BALANCE SHEET AND CASH FLOW

Balance Sheet and Liquidity	June 29, 2019	December 31, 2018
Total Debt	$1,570.6	$1,477.9
Cash	$119.6	$117.0
Total Net Debt	$1,451.1	$1,360.9
Net Debt / LTM Adjusted EBITDA	3.2x	3.0x
Liquidity [1]	$281.6	$380.2

Cash Flow	Q2 YTD 2019	Q2 YTD 2018
Cash Flow From Operations	$42.6	($8.3)
Capital Expenditures [2]	($63.2)	($57.0)
Free Cash Flow	($20.6)	($65.3)

(1) Liquidity includes cash and availability from undrawn revolving credit facilities.
(2) Includes purchases of property, equipment, and intangible assets.

CASH FLOW PERFORMANCE IS IMPROVING



2019 OUTLOOK



2019 REVISED OUTLOOK

Third Quarter 2019 Outlook

Q3 2019 Outlook

Adjusted EBITDA	Approximately 26% to 27% of Full Year 2019 Adjusted EBITDA	*Note: Q3 2018 included $7.3 legal settlement income not expected to recur in 2019. Represents ~60 bps headwind to core margins in the quarter.*

Full Year 2019 Outlook

	Previous	**Revised**	**Comments**
Net Revenue Growth v. PY	1.0% to 5.0%	Approximately Flat	• Australia market deterioration • North America Q2 revenue softness; demand uncertainty in 2H 2019 • CMD divestiture
Adjusted EBITDA	$475 to $505	$450 to $480	• Margin expectations unchanged on lower volumes
Capital Expenditures	$140 to $160	$140 to $160	

REVISING OUTLOOK TO REFLECT DEMAND ENVIRONMENT; MARGIN EXPECTATIONS UNCHANGED



JELD-WEN'S STRATEGIC GROWTH DRIVERS

1 Accelerate Top Line Growth	**2** Expand Margins	**3** Disciplined Capital Allocation
		
Invest for Growth	Culture and Tools	Shareholder Value

JELD-WEN IS POSITIONED TO DRIVE GROWTH AND LONG TERM SHAREHOLDER VALUE





APPENDIX



NON-GAAP RECONCILIATION

ADJUSTED EBITDA (USD IN MILLIONS)

	Three Months Ended		Six Months Ended	
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Net income	$ 22.4	$ 34.7	$ 38.1	$ 75.1
Equity earnings of non-consolidated entities	—	—	—	(0.7)
Income tax expense	12.2	22.7	22.5	18.5
Depreciation and amortization	33.9	30.6	64.8	59.0
Interest expense, net	18.5	17.8	36.1	33.5
Impairment and restructuring charges	5.7	2.5	9.5	5.5
Gain on previously held shares of equity investment	—	—	—	(20.8)
(Gain) loss on sale of property and equipment	0.6	0.1	1.1	0.3
Share-based compensation expense	3.9	6.3	6.5	8.2
Non-cash foreign exchange transaction/translation loss (income)	7.5	(5.4)	3.8	(3.2)
Other items (1)	22.9	12.5	33.7	32.8
Other non-cash items (2)	0.1	12.2	0.7	12.2
Costs relating to debt restructuring and debt refinancing	—	0.1	—	0.1
Adjusted EBITDA	$ 127.6	$ 134.1	$ 216.9	$ 220.5

(1) Other non-recurring items not core to ongoing business activity include: (i) in the three months ended June 29, 2019 (1) $8.8 in facility closure and consolidation costs related to our facility footprint rationalization program, (2) $9.1 in acquisition related costs including $7.1 related to purchase price structured by the former owners as retention payments for key employees at a recent acquisition, (3) $4.6 in legal and professional fees relating primarily to litigation, (4) $0.1 in costs related to departure of former executives, and (5) $0.3 in other miscellaneous costs; (ii) in the three months ended June 30, 2018 (1) $10.5 in legal and professional fees relating primarily to litigation, (2) $1.6 in acquisition costs (3) $0.1 in costs related to the departure of former executives, and (4) $0.3 of other miscellaneous costs; (iii) in the six months ended June 29, 2019 (1) $14.0 in facility closure and consolidation costs related to our facility footprint rationalization program, (2) $12.0 in acquisition related costs including $7.1 related to purchase price structured by the former owners as retention payments for key employees at a recent acquisition, (3) $6.3 in legal cost and professional fees relating primarily to litigation, (4) $0.5 in costs related to departure of former executives, and (5) $0.8 in other miscellaneous costs; (iv) in the six months ended June 30, 2018 (1) $25.2 in legal and professional fees relating primarily to litigation, (2) $4.2 in acquisition costs, (3) $2.7 in costs related to the departure of former executives, (4) $0.1 in secondary offering costs, and (5) $0.6 in other miscellaneous costs.

(2) Other non-cash items include: (i) in the three months ended June 29, 2019 includes $0.1 for initial inventory adjustments related to the VPI acquisition; (ii) in the six months ended June 29, 2019 includes $0.7 for inventory adjustments; (iii) in the three and six months ended June 30, 2018 includes $12.2 for initial inventory adjustments related to the ABS acquisition.

Prior period balances in the table above have been reclassified to conform to current period presentation.

NON-GAAP RECONCILIATION
ADJUSTED NET INCOME AND FREE CASH FLOW (USD IN MILLIONS)

(amounts in millions, except share and per share data)	Three Months Ended		Six Months Ended	
	June 29, 2019	June 30, 2018	June 29, 2019	June 30, 2018
Net income attributable to common shareholders	$ 22.4	$ 34.8	$ 38.1	$ 75.2
Legal and professional fees	2.8	7.1	3.6	16.2
Non-cash foreign exchange transactions/translation (income) loss	4.8	(3.6)	2.4	(2.1)
Impairment and restructuring charges	3.7	1.7	5.9	3.6
Facility closure and consolidation charges	5.3	—	8.2	0.1
Acquisition and integration charges	5.8	1.1	7.5	2.8
Inventory valuation adjustment	—	8.1	—	8.1
Gain on previously held shares of an equity investment [1]	—	—	—	(20.8)
Deferred tax liability write-off associated with equity investment [1]	—	—	—	(7.1)
Adjusted net income [1]	$ 45.0	$ 49.1	$ 65.8	$ 76.0
Diluted net income per share	$ 0.22	$ 0.32	$ 0.38	$ 0.69
Legal and professional fees	0.03	0.07	0.04	0.15
Non-cash foreign exchange transactions/translation (income) loss	0.05	(0.03)	0.02	(0.02)
Impairment and restructuring charges	0.04	0.02	0.06	0.03
Facility closure and consolidation charges	0.05	—	0.08	—
Acquisition and integration charges	0.06	0.01	0.07	0.03
Inventory valuation adjustment	—	0.08	—	0.07
Gain on previously held shares of an equity investment [1]	—	—	—	(0.19)
Deferred tax liability write-off associated with equity investment [1]	—	—	—	(0.07)
Adjusted net income per share [1]	$ 0.45	$ 0.47	$ 0.65	$ 0.69
Diluted shares used in adjusted EPS calculation represent the fully dilutive shares for the three and six months ended June 29, 2019 and June 30, 2018, respectively.	101,473,530	107,653,009	101,465,071	108,264,549

Note: Except as otherwise noted, adjustments to net income and net income per share are tax-effected at an effective tax rate of 35.3% for the three months ended June 29, 2019 and 33.6% for the three months June 30, 2018.

(1) Adjusted net income and adjusted EPS for the six months ending June 30, 2018 have been revised to eliminate the estimated tax effect on these items because, due to their nature, a tax effect adjustment should not have been applied. As a result, six months ended June 30, 2018 adjusted net income as presented herein changed from $81.5 million as originally reported to $76 million, and adjusted EPS as presented herein changed from $0.75 as originally reported to $0.69.

	Six Months Ended	
	June 29, 2019	June 30, 2018
Net cash provided by operating activities	$ 42.6	$ (8.3)
Less capital expenditures	63.2	57.0
Free cash flow	$ (20.6)	$ (65.3)



ADJUSTMENTS TO PREVIOUSLY REPORTED FINANCIAL INFORMATION (USD IN MILLIONS)

During the quarter ended June 29, 2019, we identified errors relating to accounting for fulfillment costs associated with our installation contracts at one of our European business units. This resulted in errors in accounts receivable, net, other current assets, and accrued expenses and other current liabilities. The effect of these errors was to overstate accounts receivable, net, other current assets and understate accrued expenses and other current liabilities, cost of sales and SG&A expense for the years ended December 31, 2016, 2017 and 2018, including the related quarterly periods contained therein, and the three-months ended March 30, 2019.

The tables below summarize the correction of these errors and other accumulated misstatements for the period indicated. Please refer to our Form 10-Q for the quarterly period ended June 29, 2019 for additional details, including revisions to quarterly and segment data.

(amounts in millions)	As Reported		Correction		As Revised	
Twelve months ended December 31, 2016						
Net Revenues	$	3,666.9	$	—	$	3,666.9
Net income	$	377.2	$	(1.1)	$	376.1
Adjusted EBITDA	$	393.7	$	(1.5)	$	392.2

(amounts in millions)	As Reported		Correction		As Revised	
Twelve months ended December 31, 2017						
Net Revenues		N/A		N/A		N/A
Net income	$	10.8	$	(2.7)	$	8.1
Adjusted EBITDA	$	437.6	$	(2.5)	$	435.2

(amounts in millions)	As Reported		Correction		As Revised	
Twelve months ended December 31, 2018						
Net Revenues	$	4,346.7	$	0.1	$	4,346.8
Net income	$	144.3	$	(2.5)	$	141.8
Adjusted EBITDA	$	465.3	$	(6.1)	$	459.2

(amounts in millions)	As Reported		Correction		As Revised	
Three months ended March 30, 2019						
Net Revenues	$	1,010.9	$	(0.6)	$	1,010.3
Net income	$	16.6	$	(0.8)	$	15.8
Adjusted EBITDA	$	90.6	$	(1.3)	$	89.3

